UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2017

Commission File Number: 001-34656

China Lodging Group, Limited

(Translation of registrant’s name into English)

No. 2266 Hongqiao Road

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on October 26, 2017 (No. 333-2211290).

Closing of Notes Offering and Exercise of Green Shoe

China Lodging Group, Limited (Nasdaq: HTHT), a leading and fast-growing multi-brand hotel group in China (the “Company”), on November 3, 2017 closed its previously announced offering of US$425 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”) and its offering of an additional US$50 million of such Notes pursuant to the exercise in full by the initial purchasers of an option to purchase additional notes. The Company also entered into additional capped-call transactions for the full amount of this option exercised by the initial purchasers.

The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This current report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA LODGING GROUP, LIMITED
(Registrant)

By:	/s/ Teo Nee Chuan
Name:	Teo Nee Chuan
Title:	Chief Financial Officer

Date: November 6, 2017